July 8, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549

Attention:	Ms. Christine Torney

Re:	Hallmark Financial Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 14, 2019

File No. 001-11252

Dear Ms. Torney:

Hallmark Financial Services, Inc. (the “Company”) is in receipt of the letter dated June 25, 2019 (the “Comment Letter”) from your office with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 14, 2019.

In telephone communications with you, counsel for the Company has requested that the Company be provided additional time to respond to the Comment Letter. Per these discussions, this letter will confirm that the Company will submit its response to the Comment Letter on or before July 31, 2019.

If you have any questions, please do not hesitate to call the undersigned at 817-348-1600 or our counsel, Steven D. Davidson of McGuire, Craddock & Strother, P.C., at 214-954-6800.

Very truly yours,

/s/ JEFFREY R. PASSMORE

Jeffrey R. Passmore,

Chief Financial Officer

cc:	Naveen Anand, Chief Executive Officer

Steven D. Davidson, Esq.

Hallmark Financial Services, Inc. 5420 Lyndon B Johnson Freeway, Suite 1100, Dallas, TX 75240 817.348.1600 hallmarkgrp.com